Milestone Scientific Inc.	Office: (973) 535-2717 Fax: (973) 535-2829 425 Eagle Rock Ave., Ste. 403 Roseland, New Jersey 07068

June 10, 2020

United States

SECURITY AND EXCHANGE COMMISSION

Division of Corporate Finance

Office of Life Science

Washington, D.C. 20549

 RE: Milestone Scientific Inc.

        Form 10-K for the Fiscal Year Ended December 31, 2019

        Filed March 30, 2020

        File No. 001 – 14053

Dear Mr. Eric Atallah,

Milestone Scientific Inc., is in receipt of your Letter dated June 2, 2020 and are providing the following response to each of the four comments noted in the Letter. Milestone Scientific Inc. and its management understand that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Form 10-K for the Fiscal Year Ended December 31, 2019

NOTE C - Summary of Significant Accounting Policies

8. Inventories, page F-10

1. We note here and on page F-13 that you record inventory net of a valuation allowance for slow moving and defective inventory. Clarify for us whether you maintain an inventory valuation allowance through which subsequent recoveries are recorded, and explain how that is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. Otherwise, revise future filings to clarify your disclosures referencing an inventory valuation allowance.

RESPONSE: The Company records a valuation allowance for slow moving, defective and obsolete inventory based on the lower of cost or market at the close of each reporting period which creates a new cost basis for the underlying inventory. The new cost basis is not subsequently marked up through a reduction in the valuation allowance based on any changes in underlying facts and circumstances. When a valuation allowance is initially recorded, the increase to the allowance is recognized as an increase in cost of sales. The valuation allowance is only reduced if or when the underlying inventory is sold, at which time cost of sales recognized would reflect the previously adjusted cost basis. This accounting is consistent with the guidance noted in SAB Topic 5.BB and ASC 330-10-35-14. In future filings, the description for inventory valuation and allowances will be enhanced to include this disclosure.

Milestone Scientific Inc.	Office: (973) 535-2717 Fax: (973) 535-2829 425 Eagle Rock Ave., Ste. 403 Roseland, New Jersey 07068

Note F - Investments in and Transactions with Unconsolidated Subsidiaries Equity Method Disclosures, page F-14

2. We note the summarized financial information of Milestone China is unaudited. Please tell us your basis for including this information on an unaudited basis, including any authoritative literature upon which you are relying.

RESPONSE: The unaudited description for the Milestone China summarized financial information will be removed in future annual filings consistent with S-X Rule 8-03 and the guidance noted in Section 2420.9 of the SEC’s Financial Reporting Manual (FRM).

Note M - Segment and Geographic Data, page F-23

3. Please revise future filings to disclose the specific types of material amounts included in the Corporate caption and not allocated to the reportable segments' loss and assets for each period presented. Refer to ASC paragraphs 280-10-50-29(b) and (c).

RESPONSE: The Company will provide additional information in its future quarterly and annual filings to disclose the specific types of material amounts in the Corporate caption, which are not allocated to reportable segments’ loss and assets. Such disclosure will conform with ASC paragraphs 280-10-50-29(b) and (c).

4. For domestic sales, you combine US and Canada. Please revise future filings to separately disclose revenues from your country of domicile. Refer to ASC 280-10-50-41(a).

RESPONSE: In future filings, the Company will include only US sales in domestic sales, and sales in Canada will be included and presented within International sales.

I hope that the responses provided in this document will be deemed satisfactory. If you have any question(s), please do not hesitate to contact me.

Regards,

/s/ Joseph D’Agostino

Joseph D’Agostino

Chief Financial Officer

Milestone Scientific Inc.

Telephone; 973-535-2717

Email: jdagostino@milestonescientific.com